UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Not for release, publication or distribution in Australia, Canada or Japan.

Media Release
Credit Suisse Group AG’s MACCS issuance (Tranche B) receives
CHF 1,833 million of investor subscription (96.6% take-up)
Balance of CHF 64 million purchased by strategic investors per definitive agreements of July 18, 2012

Zurich, July 30, 2012 Credit Suisse Group AG today announced that shareholders exercised preferential subscription rights for CHF 1,833 million of Mandatory and Contingent Convertible Securities ("MACCS"). Per definitive agreements of July 18, 2012, strategic and institutional investors purchased CHF 64 million MACCS not taken up by shareholders.

Brady Dougan, CEO, said: “We are very pleased by this strong outcome. The high take-up is a significant vote of confidence from both, our new and existing investors.”

Credit Suisse Group (Guernsey) V Limited issued CHF 3.8 billion of Mandatory and Contingent Convertible Securities (MACCS) mandatorily convertible into 233.5 million shares. The MACCS issuance is part of the set of targeted capital measures announced on July 18, 2012 that are expected to strengthen Credit Suisse’s capital by CHF 15.3 billion in preparation for the Basel III regulatory framework.

To ensure the placement of the MACCS, the issuance was fully underwritten by strategic and institutional investors. MACCS in the amount of CHF 1.9 billion mandatorily convertible into 117.0 million shares (Tranche A) were directly purchased by the strategic and institutional investors. In order to allow existing shareholders to participate in the issuance, MACCS with an aggregate principal amount of CHF 1.9 billion, mandatorily convertible into 116.5 million shares (Tranche B), were offered to existing shareholders of Credit Suisse Group AG by way of an offering of preferential subscription rights (“Rights”). The Rights were exercisable from July 20, 2012 until July 27, 2012 at 12.00 noon (CET).

Of the MACCS offered in Tranche B, CHF 1,833 million were subscribed by shareholders and investors exercising Rights (96.6% take-up). MACCS in the amount of CHF 64 million, for which Rights were not exercised during the subscription period, were sold to strategic and institutional investors per the definitive agreements of July 18, 2012, thereby ensuring the full placement of the CHF 3.8 billion of MACCS.

MACCS will be admitted to provisional trading on the SIX Stock Exchange on July 30, 2012 and will settle on July 31, 2012.

Credit Suisse AG is acting as sole bookrunner and placement agent for the MACCS issue.

Information
Media Relations Credit Suisse AG, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
July 30, 2012 Page 2/2

This communication is not an offer for sale of securities in the United States.  Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act").  Neither the issuer nor Credit Suisse Group (or any of their respective affiliates or subsidiaries) intends to register any part of the offering in the United States or to conduct a public offering of securities in the United States.  This communication shall not constitute an offer to sell nor the solicitation of an offer to buy the securities referred to herein. Any sales in the United States will be made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions exempt from registration under the Securities Act, and sales outside the United States will be made to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons collectively, “relevant persons”).  The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this  communication or any of its contents.

In any EEA Member State that has implemented Directive 2003/71/EC (such Directive and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State, together with any applicable implementing measures in the relevant home Member State, the “Prospectus Directive”), this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Urs Fankhauser
Urs Fankhauser
Director

/s/ Claude Jehle
Claude Jehle
Date: July 30, 2012		Director